                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)

                          CORVAS INTERNATIONAL, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  221005 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                        333 West Wacker Drive, Suite 1600
                             Chicago, Illinois 60606
                                (312) 263-7777
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 2, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                             (Continued on following pages)

                                   (Page 1 of 8 Pages)

----------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 221005 10 1                 13D                 Page 2 of 8 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

            WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               1,557,506
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               1,557,506
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           1,557,506
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

            10.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

             PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                 13D                 Page 3 of 8 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            BVF PARTNERS L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

            OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               3,302,743
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               3,302,743
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           3,302,743
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

            21.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

             PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                 13D                 Page 4 of 8 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            BVF INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

            WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               3,302,743
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               3,302,743
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           3,302,743
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

            21.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

            IA,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                 13D                 Page 5 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value (the "Stock"), and [Warrants] (the "Warrants," and collectively with the Stock, the "Securities") of Corvas International, Inc., a Delaware corporation ("Corvas"). The principal executive office of Corvas is located at 3030 Science Park Road, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

CUSIP No. 221005 10 1                 13D                 Page 6 of 8 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since June 7, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 325,000 shares of the Stock for an aggregate consideration of $1,283,805.35 and Warrants to purchase 180,000 shares of Stock for an aggregate consideration of $90,000, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 405,100 shares of the Stock for an aggregate consideration of $1,610,332.95 and Warrants to purchase 195,000 shares of Stock for an aggregate consideration of $97,500, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTION.

     The sole purpose of the acquisitions of the Securities reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Securities, and do not presently, have any plan to acquire control of Corvas. The Reporting Persons may acquire or dispose of additional Securities from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 1,557,506 shares of the Stock (including shares of Stock underlying Warrants), Partners beneficially owns 3,302,743 shares of the Stock (including shares of Stock underlying Warrants), and BVF Inc. beneficially owns 3,302,743 shares of the Stock (including shares of Stock underlying Warrants), approximately 10.1%, 21.4% and 21.4%, respectively, of the aggregate number of shares outstanding.

     (b) BVF shares voting and dispositive power over the 1,557,506 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 3,302,743 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for
investment purposes and the business address of each is   BVF Partners L.P., 333
West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

CUSIP NO. 221005 10 1                 13D              Page 7 of 8 Pages

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

          On July 2, 1998, the Reporting Persons purchased, in a private transaction, Warrants to purchase 375,000 shares of the Stock for an aggregate consideration of $187,500. The Warrants are exercisable until February 2, 2002 at an exercise price of $6.00 per share.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Securities in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Securities and to vote the Securities and dispose of the Securities. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Securities and to vote the Securities and dispose of the Securities. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

 CUSIP NO. 221005 10 1                 13D               Page 8 of 8 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ MARK N. LAMPERT
               ---------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/ MARK N. LAMPERT
          ------------------------------
          Mark N. Lampert
          President

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 11, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ MARK N. LAMPERT
                    -------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ MARK N. LAMPERT
               -----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/ MARK N. LAMPERT
          -----------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE LAST 60 DAYS

-------------------------------------------------------------------------------------------------

  Settlement       By        For the        Quantity   Price per    Type of Trade      Broker
     Date                   Account of                   Share
-------------------------------------------------------------------------------------------------
 06/08/98      Partners    BVF                 5,000      $4.0938  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/08/98      Partners    BVF, Ltd.           2,500      $4.0938  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/09/98      Partners    BVF                 1,000      $4.3125  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    BVF                 7,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    ILL10               2,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    PAL                 1,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    BVF, Ltd.           6,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    BVF                12,000      $4.0286  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    ILL10               2,000      $4.0286  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    PAL                 1,000      $4.0286  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    ZPG                 1,000      $4.0286  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/11/98      Partners    BVF, Ltd.           8,000      $4.0286  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/12/98      Partners    BVF                30,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/12/98      Partners    ILL10              10,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/12/98      Partners    PAL                 5,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/12/98      Partners    ZPG                 5,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/12/98      Partners    BVF, Ltd.          25,000      $4.0625  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    BVF                 1,000      $4.0312  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    BVF                47,000      $4.0938  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    ILL10               6,000      $4.0938  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    PAL                 4,000      $4.0938  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    ZPG                 3,000      $4.0938  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/15/98      Partners    BVF, Ltd.          40,000      $4.0938  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/16/98      Partners    BVF                60,000      $4.1250  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/16/98      Partners    ILL10               9,000      $4.1250  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/16/98      Partners    PAL                 8,000      $4.1250  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/16/98      Partners    ZPG                 8,000      $4.1250  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/16/98      Partners    BVF, Ltd.          50,000      $4.1250  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/17/98      Partners    ILL10              20,000      $4.2188  Purchase              MIST
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
  Settlement       By        For the        Quantity   Price per    Type of Trade      Broker
     Date                   Account of                   Share
-------------------------------------------------------------------------------------------------
 06/17/98      Partners    BVF, Ltd.          15,000      $4.2188  Purchase              MIST
-------------------------------------------------------------------------------------------------
 06/19/98      Partners    BVF                13,000      $4.2500  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/19/98      Partners    ILL10               2,000      $4.2500  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/19/98      Partners    PAL                 1,200      $4.2500  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/19/98      Partners    ZPG                 1,000      $4.2500  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/19/98      Partners    BVF, Ltd.          10,300      $4.2500  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/25/98      Partners    BVF                36,500      $4.0000  Purchase              PWJC
-------------------------------------------------------------------------------------------------
 06/25/98      Partners    BVF, Ltd.          33,500      $4.0000  Purchase              PWJC
-------------------------------------------------------------------------------------------------
 06/25/98      Partners    BVF                 6,500      $4.0271  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/25/98      Partners    PAL                 5,000      $4.0271  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/25/98      Partners    ZPG                 3,500      $4.0271  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/26/98      Partners    BVF                15,000      $3.9843  Purchase              INET
-------------------------------------------------------------------------------------------------
 06/26/98      Partners    BVF, Ltd.          10,000      $3.9843  Purchase              INET
-------------------------------------------------------------------------------------------------
 07/02/98      Partners    BVF, Ltd.           2,500      $4.2188  Purchase              INET
-------------------------------------------------------------------------------------------------
 07/29/98      Partners    BVF                69,000      $3.5625  Purchase              VECT
-------------------------------------------------------------------------------------------------
 07/29/98      Partners    ILL10              12,000      $3.5625  Purchase              VECT
-------------------------------------------------------------------------------------------------
 07/29/98      Partners    BVF, Ltd.          69,000      $3.5625  Purchase              VECT
-------------------------------------------------------------------------------------------------
 08/06/98      Partners    BVF                22,000      $3.7174  Purchase              INET
-------------------------------------------------------------------------------------------------
 08/06/98      Partners    BVF, Ltd.          23,600      $3.7174  Purchase              INET
-------------------------------------------------------------------------------------------------